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                            March 26, 2024

       Png Bee Hin
       Chief Executive Officer
       IMMRSIV Inc.
       1004, Toa Payoh North #04-12
       318995
       Republic of Singapore

                                                        Re: IMMRSIV Inc.
                                                            Amendment No. 8 to
Registration Statement on Form F-1
                                                            Filed March 25,
2024
                                                            File No. 333-269055

       Dear Png Bee Hin:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 8 to Form F-1 filed March 25, 2024

       Recent Developments, page 5

   1. Please file as an exhibit your new framework agreement with the Singapore Ministry of
                                                        Defence for the LEARNet
project or tell us why you believe you are not required to do so.
                                                        Refer to Item 8 of Form
F-1.
       Dilution, page 38

   2. Complete the disclosure under Dilution and provide any missing information elsewhere in your filing such as
under Use of Proceeds, in a pre-effective amendment to your Form F-
                                                        1.
 Png Bee Hin
FirstName
IMMRSIV LastNamePng    Bee Hin
            Inc.
Comapany
March      NameIMMRSIV Inc.
       26, 2024
March2 26, 2024 Page 2
Page
FirstName LastName
       Please contact Joseph Kempf at 202-551-3352 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino at 202-551-3456 or Larry Spirgel at 202-551-3815 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Meng Ding